Exhibit 99.2

PRESS RELEASE

Grown Rogue Announces Resignation of COO

MEDFORD, OREGON – July 25, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC:GRUSF) (“Grown Rogue” or the “Company”), announces the resignation of Chief Operating Officer, Adam Wolf. The Company thanks Mr. Wolf for his contributions and wishes him the best in the future.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown, light dep and indoor premium flower, live rosin jars and terp diamonds, infused, indoor and sungrown pre-rolls, live resin and rosin carts, along with chocolate edibles created in partnership with a world-renowned Chocolatier.

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No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Investor Relations Desk
Chief Executive Officer	Inquiries
obie@grownrogue.com	invest@grownrogue.com

Rob Rigg

Executive Director of Operations

rob@grownrogue.com